Exhibit 4.1.1

ADDENDUM NO.1

To the Amended and Restated Management Agreement

dated September 18, 2006

This ADDENDUM NO.1 is made on the 12th day of February 2009

BY AND BETWEEN:

(1)        DANAOS CORPORATION, a company organized and existing under the laws of the Republic of the Marshall Islands (hereinafter the “Owner”); and

(2)        DANAOS SHIPPING COMPANY LIMITED, a company organized and existing under the laws of the Republic of Cyprus (hereinafter the “Manager”)

(hereinafter to be referred to as the “Addendum”).

WHEREAS:

(A)      The Owner has a number of wholly owned subsidiaries indentified as of the date hereof in Schedule A hereto, as such Schedule A may be amended from time to time (the “Shipowning Subsidiaries”), each of which owns a vessel (the “Vessels’) and certain other direct and indirect subsidiaries identified as of the date hereof in Schedule B hereto, as such Schedule B may be amended from time to time (together with the Shipowning Subsidiaries, the “Subsidiaries”).

(B)        The Owner and the Manager entered into an amended and restated management agreement on September 18, 2006 (hereinafter the “2006 Management Agreement”), pursuant to which the Manager has been representing the Group (as defined in the 2006 Management Agreement) in its dealings with third parties and have been providing technical, commercial, administrative and certain other services to the Group as specified therein in connection with the management and administration of the business of the Group.

(C)        The Owner and the Manager wish to amend certain terms and conditions of the 2006 Management Agreement by way of adopting this Addendum.

NOW, THEREFORE, THE PARTIES HEREBY MUTUALLY AGREE AS FOLLOWS:

1.              Amendments to the 2006 Management Agreement

1.1         Section 11.1(a) shall be replaced by the following:

“a Vessel management fee of USD 575 per day per Vessel other than those described in 11.1(b) below, payable monthly in arrears (pro-rated for the number of days that the Owner (or any Subsidiary) owns or charters-in each Vessel during each month);”

1.2         Section 11.1(b) shall be replaced by the following:

“a Vessel management fee of USD 290 per day per Vessel on a bareboat charter payable monthly in arrears (pro-rated for the number of days that the Owner (or any Subsidiary) owns or charters-in each Vessel during each month);”

1.3         Section 11.1(c) shall be replaced by the following:

“a daily management fee of USD 575 for providing the commercial, chartering and administrative services, payable monthly in arrears (the fees in clauses (a) through (c) of this Section 11.1 being collectively referred to herein as the “Management Fee”);”

1.4         Section 11.1(f) shall be replaced by the following:

“a flat fee of USD 725,000 for the services by the Manager set forth in the form of Supervision Agreement attached in Appendix II hereto with respect to each Newbuilding of the Owner or any Subsidiary payable in four equal instalments on the key event days in accordance with the applicable shipbuilding contract, namely steel cutting, keel laying, launching and delivery to the Owner or Subsidiary, as applicable.. In addition, the incremental portion of the flat fee as compared to the Amended and Restated Management Agreement (dated September 18, 2006) should be equally apportioned to the remaining key events of the Newbuilding not performed as of the date of Addendum No.1 dated 12th February 2009.”

1.5 Sub-paragraph (g) shall be added to Section 11.1 reading as follows:

“The Management Fee does not include any out of pocket expenses (e.g. travelling, accommodation or other expenses of similar nature) of the Manager’s employees in relation to drydockings or other visits to Vessels related to repair and maintenance. Such costs will be paid and expensed by the Owner over and above the Management Fee”.

2. Applicable Law and Arbitration:

2.1 This Addendum shall be governed by, and construed in accordance with the laws of England and any dispute as to any matter arising out of or in any way relating to this Addendum shall be resolved by arbitration in accordance with Section 20 of the 2006 Management Agreement.

3. Miscellaneous:

3.1 Effectiveness.         This Addendum shall become effective upon signing by the parties hereto and shall constitute an integral part of the 2006 Management Agreement.

3.2 Definitions.  All capitalized terms in this Addendum shall have the same meaning as ascribed to them in the 2006 Management Agreement.

3.3 Continuation.         The 2006 Management Agreement, as amended herein, shall continue to have full force and effect and is hereby ratified and confirmed in all respects. From and after the execution of this Addendum all references in the 2006 Management Agreement to “this Agreement” (or words or phrases of similar meaning) shall be deemed to be references to the 2006 Management Agreement, as amended hereby.

3.4 Counterparts.  This Addendum may be executed and delivered in counterparts each of which will be deemed an original.

IN WITNESS whereof the undersigned have executed this Addendum as of the date first above written.

SIGNED by Mr. Iraklis Prokopakis	)
Senior Vice-President/COO/Treasurer/Director	)
for and on behalf of	)	/s/ Iraklis Prokopakis
DANAOS CORPORATION	)
in the presence of: Mrs. Zoe Lappa-Papamattheou	)

SIGNED by Mr. Efstathios Sfyris	)
Director	)
for and on behalf of	)	/s/ Efstathios Sfyris
DANAOS SHIPPING COMPANY LIMITED	)
in the presence of: Mrs. Zoe Lappa-Papamattheou	)